Exhibit 99.2

Press release

WiLAN Subsidiary Acquires Orthopedic Patent Portfolio from Hospital for Special Surgery

OTTAWA, Canada – August 14, 2014 – Top licensing company, WiLAN (TSX:WIN) (NASD:WILN), today announced that a subsidiary has acquired a global portfolio of more than 30 patents and applications related to orthopedic technologies from Hospital for Special Surgery ("HSS"). Founded in 1863, HSS is considered the leading hospital specializing in orthopedic surgery and serves patients from 105 countries worldwide.

"We are very pleased to have partnered with Hospital for Special Surgery, a truly world-class research hospital,” said Jim Skippen, President & CEO. “We see a great opportunity to help medical researchers and companies receive fair compensation from the commercialization of their valuable technologies.”

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 285 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. For more information: www.wilan.com.

About Hospital for Special Surgery

Founded in 1863, Hospital for Special Surgery (HSS) is a world leader in orthopedics, rheumatology and rehabilitation. HSS is nationally ranked No. 1 in orthopedics, No. 3 in rheumatology and No. 7 in geriatrics by U.S. News & World Report (2014-15), and is the first hospital in New York State to receive Magnet Recognition for Excellence in Nursing Service from the American Nurses Credentialing Center three consecutive times. HSS has one of the lowest infection rates in the country. HSS is a member of the New York-Presbyterian Healthcare System and an affiliate of Weill Cornell Medical College and as such all Hospital for Special Surgery medical staff are faculty of Weill Cornell. The hospital's research division is internationally recognized as a leader in the investigation of musculoskeletal and autoimmune diseases. Hospital for Special Surgery is located in New York City and online at www.hss.edu.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “a great opportunity”, “receive fair compensation” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 3, 2014 annual information form for the year ended December 31, 2013 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

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Press release

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For media and investor inquiries, please contact: Tyler Burns Director, Investor Relations O: 613.688.4330 C: 613.697.0367 E: tburns@wilan.com

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